Exhibit 99.1

Borr Drilling Limited – Operational and Contracting Updates

Hamilton, Bermuda, April 13, 2026 – Borr Drilling Limited (NYSE and Euronext Growth Oslo: BORR) (“Borr Drilling” or the “Company”) today provided operational updates on its fleet, including developments related to the ongoing situation in the Middle East, and announced a new contract commitment.

With reference to the Company’s update on March 9, 2026 about its four rigs deployed in the Middle East, the Arabia III resumed operations offshore Saudi Arabia in late March 2026. Additionally, the Company has received resumptions notices for the Groa in Qatar and the Arabia II in the UAE and expects these rigs to recommence operations during April 2026. The Company’s fourth rig in the region, the Forseti, which is operated by a third party under a bareboat charter, is also undergoing preparations to resume operations in Qatar.

In the Gulf of America, the Odin, which originally was to start operating earlier in the year, experienced delays due to additional maintenance work required in advance of commencing its contract with Cantium. The rig is now expected to commence operations in April 2026.

In Southeast Asia, the Skald has received a binding letter of award from an undisclosed operator. The campaign is expected to commence in the second quarter of 2026 and has an estimated duration of six months.

Reflecting these updates and other developments across the fleet since the Company’s preceding earnings report on February 18, 2026, our contract coverage for full-year 2026 is 70% at an average dayrate of approximately $134,000, while the coverage for the first and second half of 2026 stands at 78% and 62%, respectively.

Borr Drilling CEO Bruno Morand said, “I would like to thank our onshore and offshore teams for their efforts in safely and effectively managing the disruptions experienced due to the geopolitical events in the Middle East.”

“Meanwhile, we have continued to execute our contracting strategy, securing important near-term coverage for our fleet, which now stands at 70% for full-year 2026. The recent events continue to create an environment where elevated commodity prices and renewed focus on energy security are expected to accelerate rig activity. Recent discussions with our customers confirm the early signs of this trend as we observe an increased sense of urgency in awarding existing tenders and bringing forward certain drilling programs. Our young and expanded fleet positions us well to service our customers as this trend further develops.”

About Borr Drilling
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Growth Oslo since December 19, 2025 under the ticker “BORR”. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Forward-Looking Statements
This press release and related discussions include forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include statements regarding the commencement or recommencement of operations of rigs and expected timing thereof, new contract commitments, including any associated contract commencement and duration, demand for drilling rig services and expected acceleration of rig activity, tendering activity, drilling programs, contract coverage, including associated average dayrates, and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to expected recommencement of operations of rigs and new contract commitments described herein, including any associated contract or operational commencement and duration, contract coverage and dayrates, the performance of our rigs under contracts, risks related to the commencement or recommencement of operations described herein including  risks related to our ability to commence or recommence such operations consistent with the timeframes described herein, the risk that tender activity and demand for drilling rig services and programs do not materialize as expected, the risk that backlog does not materialize as expected, the risk that contracts do not materialize as expected, risks relating to market trends, and other risks and uncertainties, including those described in our annual report on Form 20-F for the year ended December 31, 2025 and our other filings with and submissions to the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208